Independent Auditors' Report


To the Partners of
Century Square Venture


We have audited the accompanying balance sheets of Century Square Venture (a California general partnership) as of October 31, 1996 and 1995, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Century Square Venture as of October 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.


                                       /s/Deloitte & Touche LLP
                                       DELOITTE & TOUCHE LLP




New York, New York
January 24, 1997

                            CENTURY SQUARE VENTURE
                      (a California general partnership)

                                 BALANCE SHEET

                           October 31, 1996 and 1995

                                       ASSETS

                                                     1996              1995
Cash and cash equivalents                        $   351,134       $    307,341

Real estate:
  Land                                             6,429,000          6,429,000
  Buildings and improvements                      38,307,211         37,784,915
                                                  44,736,211         44,213,915
  Accumulated depreciation                        13,423,765         12,028,084
                                                  31,312,446         32,185,831

Deferred leasing commissions, net                    986,908          1,139,294

Other assets                                       1,229,392          1,073,169

                                                 $33,879,880       $ 34,705,635



                          LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and other liabilities           $   184,503       $    199,212

Partners' capital                                 33,695,377         34,506,423

                                                 $33,879,880       $ 34,705,635













                   See accompanying notes to financial statements.
/TABLE

                               CENTURY SQUARE VENTURE
                         (a California general partnership)

                              STATEMENTS OF OPERATIONS

                 For the years ended October 31, 1996, 1995 and 1994


                                   1996                1995              1994
Revenues:
  Rental                       $ 5,761,715         $5,403,499        $ 5,941,457
  Interest and other                69,838             21,519             31,383
                                 5,831,553          5,425,018          5,972,840

Expenses:
  Property operating             1,926,040          1,917,052          2,110,092
  Depreciation and
    amortization                 1,548,067          1,610,915          1,518,333
                                 3,474,107          3,527,967          3,628,425

Net income                     $ 2,357,446         $1,897,051        $ 2,344,415


























                   See accompanying notes to financial statements.
/TABLE

                               CENTURY SQUARE VENTURE
                         (a California general partnership)

                           STATEMENTS OF PARTNERS' CAPITAL

                 For the years ended October 31, 1996, 1995 and 1994


Partners' capital at November 1, 1993                     $37,274,695

Net income                                                  2,344,415

Contributions                                                  46,226

Distributions                                              (4,648,515)

Partners' capital at October 31, 1994                      35,016,821

Net income                                                  1,897,051

Contributions                                               1,550,011

Distributions                                              (3,957,460)

Partners' capital at October 31, 1995                      34,506,423

Net income                                                  2,357,446

Contributions                                                 522,302

Distributions                                              (3,690,794)

Partners' capital at October 31, 1996                     $33,695,377














                   See accompanying notes to financial statements.
/TABLE

                                   CENTURY SQUARE VENTURE
                             (a California general partnership)

                                  STATEMENTS OF CASH FLOWS

                     For the years ended October 31, 1996, 1995 and 1994


                                             1996         1995         1994

Cash flows from operating activities:
  Net income                             $ 2,357,446  $ 1,897,051  $  2,344,415
    Adjustments to reconcile net income
    to net cash provided by operating
    activities:
       Depreciation and amortization       1,548,067    1,610,915     1,518,333
       (Increase) decrease in operating assets
         Deferred leasing commissions           -      (1,031,230)       (7,089)
         Other assets                       (156,223)     269,025       250,898
       Decrease in accounts payable and
         other liabilities                   (14,709)      (6,726)      (85,832)

  Net cash provided by operating
    activities                             3,734,581    2,739,035     4,020,725

Cash flows from investing activities:
  (Additions) reductions to real estate     (522,296)    (491,669)      724,335

Cash flows from financing activities:
  Cash distributions                      (3,690,794)  (3,957,460)   (4,648,515)
  Contributions to partnership               522,302    1,550,011        46,226

  Net cash used in financing activities   (3,168,492)  (2,407,449)   (4,602,289)

Increase (decrease) in cash and
  cash equivalents                            43,793     (160,083)      142,771

Cash and cash equivalents at beginning
  of year                                    307,341      467,424       324,653

Cash and cash equivalents at end of year $   351,134  $   307,341  $    467,424














                       See accompanying notes to financial statements.
/TABLE

                          CENTURY SQUARE VENTURE
                             (a California general partnership)

                                NOTES TO FINANCIAL STATEMENTS

                                      October 31, 1996

1.  The Partnership

Century Square Venture (the "Partnership") is a general partnership organized under the laws of the State of California in 1985 to own and lease an office building in Pasadena California. The partners are Dean Witter Realty Income Partnership I, L.P. and Dean Witter Realty Income Partnership II, L.P., with partnership interests of 25% and 75%, respectively. Profits, losses and distributions are allocated to the partners in accordance with their partnership interests.

2.  Summary of Significant Accounting Policies

The Partnership's records are maintained on the accrual basis of accounting for financial reporting and tax purposes. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

The carrying value of real estate includes the purchase price paid by the Partnership and acquisition fees and expenses. Costs of improvements to the properties are capitalized, and repairs are expensed. Depreciation is recorded on the straight-line method.

At least annually, and more often if circumstances dictate, the Partnership evaluates the recoverability of the net carrying value of its real estate and any related assets. As part of this evaluation the Partnership assesses, among other things, whether there has been a significant decrease in the market value of the property. If events or circumstances indicate that the net carrying value of the property may not be recoverable, the expected future net cash flows from the property are estimated for a period of approximately five years (or a shorter period if the Partnership expects that the property may be disposed of sooner), along with estimated sales proceeds at the end of the period. If the total of these future undiscounted cash flows were less than the carrying

2.  Summary of Significant Accounting Policies (continued)

amount of the property, the property would be written down to its fair value as determined (in some cases with the assistance of outside real estate consultants) based on discounted cash flows, and a loss on impairment recognized by a charge to earnings. The Partnership's accounting policy complies with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

Because the determination of fair value is based upon projections of future economic events such as property occupancy rates, rental rates, operating cost inflation and market capitalization rates which are inherently subjective, the amounts ultimately realized at disposition may differ materially from the net carrying value as of October 31, 1996. The cash flows used to evaluate the recoverability of the property and to determine fair value are based on good faith estimates and assumptions developed by the Managing General Partner. Unanticipated events and circumstances may occur and some assumptions may not materialize; therefore, actual results may vary from the estimates and the variances may be material. The Partnership may provide additional write-downs which could be material in subsequent years if real estate markets or local economic conditions change.

Deferred leasing commissions are amortized over the applicable lease terms.

Rental income is accrued on a straight-line basis over the terms of the leases. Accruals in excess of amounts payable by tenants pursuant to their leases (resulting from rent concessions or rents which periodically increase over the term of a lease) are recorded as receivables and included in other assets.

No provision for income taxes has been made in the financial statements, since the liability for such taxes is that of the partners rather than the Partnership.

For income tax purposes, Partnership results are reported for the calendar year. The accounting policies used for tax reporting purposes differ from those used for financial reporting as follows:
(a) depreciation is calculated using accelerated methods and (b) rental income is recognized based on the payment terms in the applicable leases. The tax basis of the Partnership's assets and liabilities is approximately $5 million less than the amounts reported for financial statement purposes.








3.  Leases

Minimum future rental income under noncancellable operating leases as of October 31, 1996 is as follows:
              Year ending October 31:
              1997                        $ 4,842,938
              1998                          4,865,108
              1999                          4,887,278
              2000                          4,930,064
              2001                          4,951,667
              Thereafter                   38,959,119
              Total                       $63,436,174

The Partnership has determined that all leases relating to its properties are operating leases. The lease terms range from eight to fifteen years, and generally provide for fixed minimum rents with rental escalation and/or expense reimbursement clauses.

4.  Related Party Transactions

An affiliate of the partners provided property management services to the Partnership in 1996, 1995 and 1994. The Partnership paid the affiliate management fees (included in property operating expenses) of approximately $131,000, $132,000 and $149,000 for the years ended October 31, 1996, 1995 and 1994, respectively. As of October 31, 1996, the Partnership owed the affiliate approximately $11,000 for these services.